UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)*

Under the Securities Exchange Act of 1934

NATIONAL FUEL GAS COMPANY

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

636180101

(CUSIP Number)

Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 25, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636180101	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,220,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,220,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,220,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 706,999
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 706,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 447,573
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 447,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,478,442
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,478,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage LO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,723,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,723,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,723,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,353
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,353
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,301,349
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,301,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,301,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON F. Fox Benton, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON NMV Special Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,577,880
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,577,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON California Public Employees’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,860
	8	SHARED VOTING POWER 1,577,880
	9	SOLE DISPOSITIVE POWER 215,860
	10	SHARED DISPOSITIVE POWER 1,577,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON EP

This Amendment No. 13, filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (California) II, L.P., a Delaware limited partnership (“NMVC II”), New Mountain Vantage LO, L.P., a Delaware limited partnership (“NMVLO”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”), Mr. Steven B. Klinsky, Mr. F. Fox Benton, III, Mr. David M. DiDomenico, Mr. Frederic V. Salerno (collectively, the “NMV Entities”), NMV Special Holdings, LLC, a Delaware limited liability company (“NMVSH”), and the California Public Employees’ Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees’ Retirement Fund (“CalPERS”) (NMV Entities, NMVSH and CalPERS, collectively, the “Reporting Persons”), amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 30, 2006, as amended, relating to the common stock, par value $1 per share (“Common Stock”), of National Fuel Gas Company, a New Jersey corporation (the “Issuer”).1
_________________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2.                      IDENTITY AND BACKGROUND

Mr. Salerno and Mr. DiDomenico are no longer Reporting Persons.  Item 2 of the Schedule 13D is hereby amended by deleting Mr. Salerno and Mr. DiDomenico and any references to them that appear therein.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

The aggregate purchase price of the 6,300 shares of Common Stock acquired by CalPERS, as described in Item 5(c), was $310,763.88.  Such shares were acquired with working capital.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a).  The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 81,970,322 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as filed with the Securities and Exchange Commission on August 6, 2010.

As of the close of business on August 25, 2010, as described below, the Reporting Persons may be deemed to beneficially own an aggregate of 4,522,309 shares of Common Stock representing, in the aggregate, approximately 5.5% of the issued and outstanding shares of Common Stock.

As of the close of business on August 25, 2010, Mr. Klinsky may be deemed to beneficially own an aggregate of 4,301,349 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH representing, in the aggregate, approximately 5.2% of the issued and outstanding shares of Common Stock.  Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH, to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH are held by persons other than Mr. Klinsky.

As of the close of business on August 25, 2010, NMV Advisers may be deemed to beneficially own an aggregate of 2,723,469 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMV Offshore representing, in the aggregate, approximately 3.3% of the issued and outstanding shares of Common Stock.  NMV Advisers disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVC II, NMVLO and NMV Offshore are held by persons other than NMV Advisers.

As of the close of business on August 25, 2010, Vantage GP may be deemed to beneficially own an aggregate of 4,220,996 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMVSH representing, in the aggregate, approximately 5.1% of the issued and outstanding shares of Common Stock.  Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMVSH to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVLO and NMVSH are held by persons other than Vantage GP.

As of the close of business on August 25, 2010, NMV Offshore may be deemed to beneficially own an aggregate of 80,353 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on August 25, 2010, (i) NMV may be deemed to beneficially own an aggregate of 706,999 shares of Common Stock, representing approximately 0.9% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 447,573 shares of Common Stock, representing approximately 0.5% of the issued and outstanding shares of Common Stock, (iii) NMVC II may be deemed to beneficially own an aggregate of 1,478,442 shares of Common Stock, representing approximately 1.8% of the issued and outstanding shares of Common Stock, (iv) NMVLO may be deemed to beneficially own an aggregate of 10,102 shares of Common Stock, representing less than 0.1%  of the issued and outstanding shares of Common Stock and (v) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 80,353 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on August 25, 2010, NMVSH may be deemed to beneficially own an aggregate of 1,577,880 shares of Common Stock, representing approximately 1.9% of the issued and outstanding shares of Common Stock.

As of the close of business on August 25, 2010, CalPERS may be deemed to beneficially own an aggregate of 1,793,740 shares of Common Stock that may be deemed to be beneficially owned by NMVSH and by CalPERS, representing approximately 2.2% of the issued and outstanding shares of Common Stock.  CalPERS disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMVSH to the extent that membership interests in NMVSH are held by persons other than CalPERS.

As of the close of business on August 25, 2010, Mr. Benton may be deemed to beneficially own 100 shares of Common Stock and an additional 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.  These 5,100 shares of Common Stock represent less than 0.1% of the issued and outstanding shares of Common Stock.

 (b).  Except as set forth below, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.  CalPERS may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 215,860 shares of Common Stock that CalPERS owns directly.  Mr. Benton may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 100 shares of Common Stock that he owns directly, and he may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.

(c).  On August 10, 2010, CalPERS acquired 6,300 shares of Common Stock on the open market for an aggregate purchase price of $310,763.88. Schedule A annexed hereto lists all other transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  All of the transactions listed on Schedule A were effected on the open market.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27,  2010

NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE LO, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

/s/ Steven B. Klinsky
Steven B. Klinsky

/s/ F. Fox Benton, III
F. Fox Benton, III

/s/ David M. DiDomenico
David M. DiDomenico

/s/ Frederic V. Salerno
Frederic V. Salerno

NMV SPECIAL HOLDINGS, LLC
By:	New Mountain Vantage GP, L.L.C., its managing member
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

California Public Employees' Retirement System
/s/ Michael Riffle
By:	Michael Riffle
Title:	Portfolio Manager

SCHEDULE A
TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

NMV

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
6/28/2010	3,004	47.74
7/6/2010	2,862	45.90
7/7/2010	14,562	46.17

NMVC

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
6/28/2010	2,133	47.74
7/6/2010	2,204	45.90
7/7/2010	10,953	46.17

NMVC II

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
6/28/2010	6,941	47.74
7/6/2010	7,221	45.90
7/7/2010	35,900	46.17

NMVLO

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
6/28/2010	48	47.74
7/6/2010	48	45.90
7/7/2010	241	46.17

NMV Offshore HoldCo

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
6/28/2010	344	47.74
7/6/2010	326	45.90
7/7/2010	1,661	46.17

NMVSH

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
6/28/2010	7,230	47.74
7/6/2010	7,339	45.90
7/7/2010	36,683	46.17